                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               ---------------------------------------------------

                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

For the year ended December 31, 2001

[  ]     OR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

                        Commission file number 333-62773

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

           ITC/\DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 ITC/\DeltaCom, Inc.
                                 1791 O.G. Skinner Drive
                                 West Point, Georgia 31833

EXHIBITS

     Exhibit
     Number                       Description of Exhibit
     -------                      ----------------------

        1       Consent of Arthur Andersen LLP, Independent Accountants.
                Filed herewith.
        2       Representation Letter Concerning Arthur Andersen LLP.
                Filed herewith.


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934,
--------
the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 ITC/\DeltaCom, Inc.
                                 Employee Profit Sharing and 401(k) Plan

                                 By:  ITC/\DeltaCom, Inc. Employee Profit
                                      Sharing and 401(k) Plan Administrative
                                      Committee
                                      (Plan Administrator)


Dated:  May 13, 2002             By:  /s/   J. Thomas Mullis
                                      -------------------------------------
                                            J. Thomas Mullis
                                            Authorized Signatory

ITC/\DeltaCom, Inc.
Employee Profit Sharing and 401(k) Plan


Financial Statements and Schedule
as of December 31, 2001 and 2000
Together With Auditors' Report

                               ITC/\DELTACOM, INC.

                     EMPLOYEE PROFIT SHARING AND 401(K) PLAN

                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2001 AND 2000



                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits--December 31, 2001 and 2000

         Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Schedule H, Line 4i--Schedule of Assets (Held at End of Year)--December 31, 2001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the ITC/\DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan Administrative Committee:


We have audited the accompanying statements of net assets available for benefits of ITC/\DELTACOM, INC. EMPLOYEE PROFIT SHARING AND 401(k) Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Atlanta, Georgia
April 27, 2002

                               ITC/\DELTACOM, INC.

                     EMPLOYEE PROFIT SHARING AND 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2001 AND 2000


                                                    2001              2000
                                                ------------     ------------

ASSETS:
    Investments, at fair value                   $15,397,381      $14,407,829
    Participant contributions receivable                   0          144,137
    Company contribution receivable                        0           76,075
    Other receivable                                  44,186            2,531
                                                ------------     ------------
              Total assets                        15,441,567       14,630,572

LIABILITIES:
    Accounts payable                                   9,980            3,798
                                                ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS                $15,431,587      $14,626,774
                                                ============     ============


        The accompanying notes are an integral part of these statements.

                               ITC/\DELTACOM, INC.

                     EMPLOYEE PROFIT SHARING AND 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001



CONTRIBUTIONS:
    Participant                                                                $  4,582,410
    Company                                                                       2,221,839
    Rollovers                                                                       870,894
                                                                               ------------
              Total contributions                                                 7,675,143
                                                                               ------------
NET INVESTMENT (LOSS) INCOME:
    Net depreciation in fair market value of investments (Note 3)                (4,723,380)
    Interest                                                                         43,138
                                                                               ------------
              Net investment loss                                                (4,680,242)
                                                                               ------------
BENEFITS PAID TO PARTICIPANTS                                                    (2,182,298)
                                                                               ------------
                                                                                     (7,790)
                                                                               ------------

NET INCREASE                                                                        804,813

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                            14,626,774
                                                                               ------------
    End of year                                                                 $15,431,587
                                                                               ============

         The accompanying notes are an integral part of this statement.

                               ITC/\DELTACOM, INC.

                     EMPLOYEE PROFIT SHARING AND 401(k) PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2001 AND 2000

1.     PLAN DESCRIPTION

       The following description provides only general information related to the ITC/\DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan (the "Plan"). Participants should refer to the summary plan description or the plan document for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution employee savings plan established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

       The Plan is administered by the ITC/\DeltaCom Employee Profit Sharing and 401(k) Plan Administrative Committee (the "Plan Administrator") and is sponsored by ITC/\DeltaCom, Inc. (the "Company").

       Eligibility

       All employees of the Company who have completed 500 hours or six months of service, as defined by the Plan, and have attained the age of 21 are eligible to participate in the Plan. Participation may begin on the January 1, April 1, July 1, or October 1 coinciding with or following the date on which the eligibility requirements are met.

       Contributions

       Participants may elect to contribute up to 15% of their compensation, as defined by the Plan, subject to certain limitations under the IRC. Participants may elect to change their deferral rate on a quarterly basis. The Company provided for a matching contribution equal to 100% of the first 2% of salary deferred and 50% of the next 4% of salary deferred by each participant for the year ended December 31, 2001. The Company may also elect to make a discretionary profit-sharing contribution, as determined by the Company's board of directors, at the end of each plan year. A participant must be an active employee on the last day of the plan year and have completed 1,000 hours of service during the plan year to receive a discretionary profit-sharing contribution. For the year ended December 31, 2001, there were no discretionary profit-sharing contributions.

       Benefits

       Upon discontinuance of service due to termination of employment, normal retirement (the later of the date the participant attains age 65 or completes five years of service), early retirement (age 55 or older with five years of service), death, or disability, a participant or his/her beneficiary may elect to receive the value of the vested interest in his/her account.

       The regular form of payment is dependent on the participant's marital status. If married, the regular form of payment is a joint and survivor annuity. If a participant is single, a single life annuity is rendered. A participant may elect to reject the regular form of payment and elect any of the following forms of payment:

             .    75% joint and survivor annuity

             .    100% joint and survivor annuity

             .    Single lump-sum payment in cash

             . Monthly, quarterly, semiannual, or annual installment payments in an amount not to exceed his/her life expectancy or the joint life expectancy of the participant and his/her beneficiary

       In-service withdrawals are allowed upon reaching age 59 1/2 or for financial hardship, as defined by the Plan.

       Vesting

       Participants are fully vested in their contributions and the earnings thereon. Participants' rights to amounts contributed to the Plan by the Company vest over a five-year period, as follows:

                                                        Vested
                                                      Percentage
                                                     ------------

                Years of service:
                    Less than two                          0%
                    Two                                   40
                    Three                                 60
                    Four                                  80
                    Five                                 100

       The Plan provides that participants become 100% vested upon normal retirement, early retirement, total disability, or in the event of death.

       Forfeitures

       At December 31, 2001 and 2000, forfeited nonvested accounts totaled $7,726 and $34,465, respectively. These accounts will be used to reduce future company contributions. For the year ended December 31, 2001, the Company utilized $142,780 in forfeitures to reduce company contributions. Forfeited nonvested balances are invested in the Nationwide Money Market account until utilized.

       Participant Accounts

       Each participant's account is credited with his/her contributions, related company matching, and discretionary profit-sharing contributions as well as his/her share of the Plan's investment income (loss) and related administrative expenses. Allocations of income (loss) and expenses are based on the proportion that each participant's account balance is to the total of all participant account balances.

       Rollovers

       Participants may roll over a distribution from a qualified retirement plan of a previous employer to the Plan.

       Investment Options

       Plan participants may direct their contributions and any related earnings into common stock of the Company or any of the following investment fund options offered by Nationwide through (i) the Nationwide

       Qualified Plans Variable Account, a separate account, and (ii) Bank of America Index Fixed Fund. Under the terms of the Plan, company matching and discretionary profit-sharing contributions are invested in accordance with participants' elections for their contributions. Changes in investment elections and transfers may be made on a daily basis.

       Investment securities, in general, are exposed to various risks including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

       Loans to Participants

       A participant may borrow up to the lesser of $50,000 or 50% of their vested account balances, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to five years. The interest rate is determined by the Plan Administrator based on the prevailing market conditions and is fixed over the life of the note.

       Administrative Expenses

       All administrative expenses of the Plan are paid by the Company, with the exception of the asset management fee imputed on plan assets of the Nationwide pooled separate account.

       Plan Termination

       Although the Company intends that the Plan be permanent, the Company reserves the right to terminate the Plan subject to the provisions of ERISA at any time. Upon termination of the Plan, participants will become fully vested in their account balances.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting

       The accompanying financial statements are prepared on the accrual basis of accounting.

       Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

       Investment Valuation

       Investments in the Nationwide Qualified Plans Variable Account and Bank of America Index Fixed Fund are stated at fair value as determined by the custodian based on the values of the underlying mutual funds. Investment in company stock is stated at market value, based on quoted market price.

       Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

       Net Depreciation in Fair Market Value of Investments

       The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair market value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

       Payment of Benefits

       Benefits are recorded when paid.

3.     investments

       The fair market values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 are as follows:


                                                                                2001             2000
                                                                           -------------     ------------


        Nationwide Life Insurance Company, Nationwide
          Qualified Plans Variable Account, separate account                $13,463,025      $12,200,884
        ITC/\DeltaCom, Inc. common stock                                      1,032,167        1,595,707


During the year ended December 31, 2001, the Plan's investments depreciated in fair value as follows:



                 Separate account                               $(1,779,955)
                 Common stock                                    (2,943,425)
                                                                -----------
                                                                $(4,723,380)
                                                                ===========

4.     TAX STATUS

       The Plan received a determination in a letter dated February 18, 2000 from the Internal Revenue Service which states that the Plan, as amended through January 25, 2000, is in compliance with Section 401(a) and applicable subsections of Section 410(b) of the IRC as of that date. The Plan has been amended subsequent to the receipt of this determination letter. However, the Plan Administrator believes the Plan is qualified and the related trust is tax-exempt as of December 31, 2001 and 2000.

5.     RELATED-PARTY TRANSACTIONS

       For the 2001 and 2000 plan years, certain plan investments are managed by Nationwide Life Insurance Company, the Plan's custodian for all investments except for company stock. Therefore, these transactions qualify as party-in-interest transactions.

                                                                      SCHEDULE I

                               ITC/\DELTACOM, INC.

                     EMPLOYEE PROFIT SHARING AND 401(k) PLAN

          SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2001



           Identity of Issuer, Borrower,           Description of Investment, Including Maturity Date,                    Current
              Lessor, or Similar Party           Rate of Interest, Collateral, and Par or Maturity Value                   Value
      -------------------------------------      -------------------------------------------------------                  --------


      *   Nationwide Life Insurance Company       Bank of America Index Fixed Fund, 246,975 units                       $   339,970
                                                  Nationwide Qualified Plans Variable Account, separate account,
                                                  6,366,093 units                                                        13,463,025

      *   ITC/\DELTACOM, INC.                     ITC/\DeltaCom, Inc. common stock, 1,117,879 shares                      1,032,167

      *   VARIOUS PLAN PARTICIPANTS               Participant loans (average interest rate ranges from 8% to 11.5%)         562,219
                                                                                                                        -----------
                                                                                                                        $15,485,325
                                                                                                                        ===========



                        * Represents a party in interest.

          The accompanying notes are an integral part of this schedule.